Exhibit 1

RoboGroup Files Form 15 for the Deregistration of its Ordinary
Shares under the Securities Exchange Act

—	The Company will continue trading on the Nasdaq SmallCap Market until SEC declaration of effectiveness of its Form 15.

—	Following the deregistration and delisting the Company’s shares will continue to trade on the Tel Aviv Stock Exchange (TASE).

Rosh Ha’ayin, Israel – September 8, 2005 RoboGroup T.E.K Ltd. (NASDAQ SmallCap: ROBO) today announced that it has filed a Form 15 with the SEC thereby suspending its formal obligations for filing annual and other reports with the SEC. The Company will maintain the listing of its shares on the NASDAQ SmallCap Market for the period of 90 days, or such shorter period until the deregistration of its shares becomes effective, and has undertaken to continue to file reports on a voluntary basis until the delisting of its shares. Following the effectiveness of the Form 15, the Company’s shares will be delisted from the NASDAQ SmallCap Market.

Following the deregistration and delisting, the Company’s shares will continue to trade on the TASE.

Information for shareholders holding their shares through U.S. brokers who wish to trade the Company’s shares on the TASE following the delisting, will be available on the Company’s website at: http://www.robo-group.com within a few days.

About RoboGroup
The Company and its subsidiaries are engaged in two major fields of activity. The first is the field of education devoted to the Company’s training products and e-learning systems, where the Company is a world leader in engineering and manufacturing technology training systems. The other field of activity is the development, manufacturing and marketing of motion control products for the industrial market, which is performed through the Company’s subsidiary, Yaskawa Eshed Technologies Ltd. (YET). For more information, visit http://www.robo-group.com

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company’s products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company’s Annual Report on Form 20-F.